

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2022

Mini Krishnamoorthy
Chief Financial Officer
KludeIn I Acquisition Corp.
1096 Keeler Avenue
Berkeley, CA 94708

>       **Re: KludeIn I Acquisition Corp.**
>            **Amendment No. 4 to Registration Statement on Form S-4**
>            **Filed December 1, 2022**
>            **File No. 333-265952**

Dear Mini Krishnamoorthy:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 21, 2022 letter.

Amendment No. 4 to Form S-4 filed December 1, 2022

Basis of Presentation and Glossary, page 2

1.  We note your response to prior comments 1 and 2. Please explain what the $71.0 million of Permitted Debt represents and how this relates, if at all, to the $100.0 million Financing Agreement. Provide us with the calculations that support the $24.0 million required minimum cash referenced in your response, as well as the calculations that support how the $21.8 million pro forma cash balance under the maximum redemption scenario meets the minimum cash requirement.

Extensions, page 15

2.    Please revise to provide appropriate context explaining the Near Extension Note and why Near agreed to make the final two payments of the Extension Funds instead of the Sponsor. Discuss the impetus for this change and disclose any related conflicts of interest.

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 50

3.    You state here that should the NTA Proposal not be approved, KludeIn would not be permitted to proceed with the business combination. However, we note disclosure elsewhere, such as on page 33, which states if the NTA Proposal is not approved KludeIn will only redeem public shares if their net tangible asset value is at least $5,000,001. Please revise throughout the filing to consistently disclose whether or not the business combination will occur if the NTA Proposal is not approved.

Risk Factors
KludeIn identified a material weakness in its internal control over financial reporting. If KludeIn is unable to..., page 89

4.    You state here that you believe the newly implemented and enhanced controls are operating effectively as of the date of this filing. However, we note from disclosure in Item 4 of your September 30, 2022 Form 10-Q that disclosure controls and procedures were not effective as of that date. Please explain this apparent inconsistency or revise, as necessary.

The NTA Proposal
Reasons for the Amendments, page 105

5.    We note that you are now asking KludeIn stockholders to adopt amendments to the Existing Charter that would allow KludeIn to consummate the business combination even if KludeIn will have less than $5,000,001 in net tangible assets. Explain why you are asking stockholders to vote on this proposal now, as opposed to at an earlier time. Additionally, provide a discussion of the related risks for investors and the post-business combination company here and in the risk factors section. Lastly, identify the provisions that KludeIn is relying on in determining that the ordinary shares are not at risk of being deemed a penny stock under Exchange Act Rule 3a51-1.

Unaudited Pro Forma Condensed Combined Financial Information
Note 2. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2022, page 186

6.    Please revise pro forma footnote (6) to discuss separately the note payable due to the Sponsor and the note payable due to Near and any transactions related to each.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, Near</u>
<u>Key Performance Metric - Net Revenue Retention, page 226</u>

7.      We note your revised disclosure and response to prior comment 5.  However, you continue to refer to this metric as net revenue retention and not pro forma net revenue retention elsewhere throughout the filing, for example on pages 22, 134, 140, 217, etc. Please revise throughout the filing to consistently refer to this measure as pro forma net revenue retention.

<u>KludeIn I Acquisition Corp.</u>
<u>Notes to Condensed Consolidated Financial Statements (Unaudited)</u>
<u>Note 10 - Subsequent Events, page F-52</u>

8.      We note that KludeIn and Near entered into a Note Extension Agreement on November 23, 2022 for $686,690.  Please revise here to disclose this information, including the amount outstanding under this Agreement.

9.      Please tell whether any additional redeemable common shares have been redeemed since September 30, 2022.  If so, tell us how such redemptions are reflected in your pro forma financial statements, and also consider disclosing information about the redemptions here, if material.

<u>Near Intelligence Holdings Inc. and Subsidiaries</u>
<u>Notes to Condensed Consolidated Financial Statements (Unaudited)</u>
<u>Note 22. Commitments and Contingencies, page F-128</u>

10.     Please tell us your consideration to include a discussion in your financial statement footnotes about the Near GmbH patent infringement matter that began in July 2022.  In this regard, address whether there is at least a reasonable possibility that a loss or an additional loss may have been incurred, and whether you are able to reasonably estimate the loss or range of loss.  Refer to ASC 450-20-50-4.

You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:      Benjamin S. Reichel